Exhibit 99.1

Sphere 3D and Gryphon Secure Largest Single Hosting Services
Deal in Core Scientific's History

228 MW hosting agreement is largest in Core Scientific's history, with an estimated capacity of 71,000 miners

Toronto, Ontario, October 13, 2021 - Sphere 3D Corp. (Nasdaq: ANY) ("Sphere 3D" or the "Company"), a company delivering containerization, virtualization, and data management solutions, is pleased to announce that it has entered into an agreement with Gryphon Digital Mining1 ("Gryphon") for approximately 230 MW of carbon neutral bitcoin mining hosting capacity to be managed by Core Scientific ("Core") as hosting partner. This hosting agreement is the single largest order in Core's history and represents yet another step forward for Sphere 3D and Gryphon in becoming the world's largest carbon neutral bitcoin miner.

This landmark hosting agreement will provide hosting capacity for up to 71,0002 state-of-the-art bitcoin mining machines, and furnishes the Company with a world-class partner to host the 60,000 Bitmain S19j Pro miners whose purchase was previously announced by the Company.

The agreement features the installation of digital asset miners at Core Scientific's state-of-the-art, 100% net carbon neutral blockchain data centers over the course of 14 months. As part of the partnership, Core Scientific will provide its industry leading digital mining fleet management and monitoring solution, Minder™, data analytics, alerting, monitoring, and miner management services. Core Scientific's facilities offer 24/7 physical security and technical support operations, with teams available and able to attend to down units and perform repairs around the clock to deliver maximum uptime.

"We recently announced the single largest order in digital mining history through our purchase of 60,000 miners. It only makes sense that we would, through the great work and help of the team at Gryphon, choose the industry leading hosting partner in Core Scientific. Both Sphere 3D and Gryphon are committed to the professionalization of the crypto industry and are excited to work with a blue chip partner like Core Scientific. The commitment to carbon neutrality, industry leading infrastructure, and experience of the Core team were the deciding factors for us as we continue our journey to take the leadership position in crypto mining," said Peter Tassiopoulos, CEO of Sphere 3D.

"Working with and hiring the best is a fundamental philosophy at Gryphon Digital Mining and we could not have found a better hosting partner than Core Scientific. Core has a stellar reputation for being an enterprise-grade hosting services provider and we are excited to work with a similar minded, blue-chip partner. This agreement unlocks the operational capacity for our post-merger company to operate approximately 6.7 exahash of hashing power, which would place us among the top publicly traded bitcoin miners in the world," said Rob Chang, CEO of Gryphon Digital Mining.

1As previously announced, the company has entered into an Agreement and Plan of Merger with Gryphon Digital Mining which is anticipated to close in the 4th Quarter of 2021.

2 Based on the potential deployment of 71,000 S19j Pro Antminers

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) has a portfolio of brands, including HVE ConneXions, Unified ConneXions and SnapServer®, dedicated to helping customers achieve their IT goals. For more information on Sphere 3D, please visit www.sphere3d.com.

Investor Contact:

Kurt Kalbfleisch

+1-858-495-4211

investor.relations@sphere3d.com

About Gryphon Digital Mining

Gryphon Digital Mining is a Bitcoin mining operation with zero carbon footprint. Gryphon's long-term strategy is to be the leading crypto miner with a 100 percent net carbon-free energy supply. Gryphon provides reliable, low-cost hydro-electric powered mining with plans to expand to other renewables such as nuclear, wind, and solar power to lower mining's impact on the environment. Gryphon Digital Mining has entered into an Agreement and Plan of Merger with Sphere 3D (Nasdaq: ANY) through which Gryphon shareholders are expected to become shareholders of Sphere 3D, and the merged company would continue to trade on Nasdaq, subject to shareholder and regulatory approvals. The merger is expected to be complete in Q4/21.

Media Contact:

Elyse Bender-Segall

PR Revolution

(516)901-9095

elyse@prrevolution.com

Investor Contact:

Rob Chang

Gryphon Digital Mining

(877) MINE-ESG (877) 646-3374

invest@gryphonmining.com

Important Additional Information Will be filed with the SEC

In connection with the proposed transaction between Sphere 3D and Gryphon, the parties intend to file a registration statement on Form F-4 (the "Registration Statement"), which will include a preliminary proxy statement of Sphere 3D and a prospectus in connection with the merger. The definitive proxy statement/prospectus and other relevant documents will be mailed to shareholders of Sphere 3D as of a record date to be established for voting on the merger. Stockholders of Sphere 3D and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, the definitive proxy statement/prospectus in connection with Sphere 3D's solicitation of proxies for the special meeting to be held to approve the merger, and other documents filed with the SEC by Sphere 3D and Gryphon, because these documents will contain important information about Sphere 3D, Gryphon, and the merger. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, by directing a request to: 895 Don Mills Road, Bldg. 2, Suite 900, Toronto, Ontario, M3C1W3, Canada. These documents, once available, and Sphere 3D's annual and other reports and proxy statements filed with the SEC can also be obtained, without charge, at the SEC's internet site (http://www.sec.gov).

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed merger or an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This press release is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

Participants in the Solicitation

Sphere 3D, and its directors, executive officers, other members of management and employees and Gryphon, and its directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Sphere 3D in connection with the proposed merger. A list of the names of those directors and executive officers and a description of their interests in Sphere 3D will be included in the proxy statement/prospectus for the proposed merger and will be available at www.sec.gov free of charge. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed merger when available.

Forward-Looking Statements

Any statements in this press release that are not statements of historical fact constitute forward- looking statements within the meaning of The Private Securities Litigation Reform Act of 1995, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements regarding the proposed merger and other contemplated transactions (including statements relating to satisfaction of the conditions to and consummation of the proposed merger, the expected ownership of the combined company and the ability of the combined company to raise additional capital to complete its purchase of the Hertford assigned equipment contracts and the Gryphon business and opportunities relating to or resulting from the merger), and statements regarding the nature, potential approval and commercial success of Gryphon and its product line and the miners provided by Hertford, risks related to Gryphon's ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing; the ability of Gryphon to report accurate audited financials, the ability to install and intregrate the miners provided by Hertford, the effects of having shares of capital stock traded on the Nasdaq Capital Market, Gryphon's management team's ability to execute the post- merger operations, Gryphon's and the post-merger combined company's financial resources and cash expenditures. Forward-looking statements are usually identified by the use of words such as "believes," "anticipates," "expects," "intends," "plans," "ideal," "may," "potential," "will," "could" and similar expressions. Actual results may differ materially from those indicated by forward-looking statements as a result of various important factors and risks. These factors, risks and uncertainties include, but are not limited to: risks relating to the completion of the purchase of the miners from Hertford, including to raise additional capital to finance the ongoing operations of the business and the need for stockholder approval in connection with the issuance of Common Shares; risks relating to the completion of the Gryphon merger and consummation of the Hertford equipment purchased and entering into the carbon neutral hosting facility, including the need for stockholder approval and the satisfaction of closing conditions; risks related to Sphere 3D' ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing; the cash balances of the combined company following the closing of the merger; the ability of Sphere 3D to remain listed on the Nasdaq Capital Market; the risk that as a result of adjustments to the exchange ratio, Sphere 3D shareholders, Gryphon stockholders or Hertford stockholder could own more or less of the combined company than is currently anticipated. In addition, the forward-looking statements included in this press release represent Sphere 3D, Gryphon's and Hertford's views as of the date hereof. Sphere 3D, Gryphon and Hertford anticipate that subsequent events and developments will cause their respective views to change. However, while Sphere 3D, Gryphon and Hertford may elect to update these forward-looking statements at some point in the future, Sphere 3D, Gryphon and Hertford specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Sphere 3D's, Gryphon's or Hertford's views as of any date subsequent to the date hereof.